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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

REACHLOCAL, INC.
(Name of Subject Company (Issuer))

RAPTOR MERGER SUB, INC.
a wholly owned subsidiary of
GANNETT CO., INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(Title of Class Of Securities)

75525F104
(CUSIP Number of Class of Securities)

Barbara W. Wall
Senior Vice President, Chief Legal Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107
(703) 854-6000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Katherine D. Ashley
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005
(202) 371-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)

$150,230,363.00	$15,128.20

(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 30,096,787 outstanding shares of common stock, par value $0.00001 per share (the "Shares") of ReachLocal, Inc. ("ReachLocal"), multiplied by the offer price of $4.60 per Share, (ii) 2,211,183 Shares issuable upon exercise of outstanding in-the-money options multiplied by the offer price of $4.60 per Share, (iii) 184,500 Shares estimated to be issuable upon settlement of outstanding restricted stock units multiplied by the offer price of $4.60 per Share and (iv) 300,000 Shares underlying the Company Warrant (as defined in the Offer to Purchase) multiplied by $2.55. The calculation of the filing fee is based on information provided by ReachLocal as of June 20, 2016, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by .0001007.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Raptor Merger Sub, Inc., a Delaware corporation (the "Purchaser"), to purchase all outstanding shares of common stock, $0.00001 par value per share ("Shares"), of ReachLocal, Inc., a Delaware corporation ("ReachLocal"), at a price of $4.60 per Share, net to the holder in cash (less any required withholding taxes and without interest), subject to the terms and the conditions described in the Offer to Purchase dated July 11, 2016 (together with any amendments or supplements thereto, the "Offer to Purchase") and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the "Offer") which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Gannett Co., Inc., a Delaware corporation ("Gannett"). This Schedule TO is being filed on behalf of Gannett and the Purchaser.

        All the information set forth in the Offer to Purchase, including Schedule A thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The subject company and the issuer of the securities subject to the Offer is ReachLocal, Inc., a Delaware corporation. Its principal executive office is located at 21700 Oxnard Street, Suite 1600, Woodland Hills, California, and its telephone number is (818) 274-0260.

        (b)   This Schedule TO relates to the Shares. According to information provided by ReachLocal, as of June 20, 2016 (the most recent practicable date), there were 30,096,787 Shares issued and outstanding, 7,944,575 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares, 184,500 ReachLocal restricted stock units outstanding, 1,000,000 Shares subject to ReachLocal convertible notes and 300,000 Shares underlying the ReachLocal warrant. The information set forth on the cover page and under the caption INTRODUCTION in the Offer to Purchase is incorporated herein by reference.

        (c)   The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded is set forth under the caption THE TENDER OFFER—Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)–(c)  The filing companies of this Schedule TO are the Purchaser and Gannett. The Purchaser's principal executive office is located at c/o Gannett Co., Inc., 7950 Jones Branch Drive, McLean, Virginia 22107, and the Purchaser's telephone number is (703) 854-6000. Gannett's principal executive office is located at 7950 Jones Branch Drive, McLean, Virginia 22107, and Gannett's telephone number is (703) 854-6000. The information regarding Gannett and the Purchaser set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 9—"Certain Information Concerning Gannett and the Purchaser" and Schedule A attached thereto is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  INTRODUCTION
  THE TENDER OFFER—Section 1—"Terms of the Offer"
  THE TENDER OFFER—Section 2—"Acceptance for Payment and Payment for Shares"
  THE TENDER OFFER—Section 3—"Procedures for Tendering Shares"
  THE TENDER OFFER—Section 4—"Withdrawal Rights"
  THE TENDER OFFER—Section 5—"U.S. Federal Income Tax Consequences of the Offer and the Merger"
  THE TENDER OFFER—Section 7—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations"
  THE TENDER OFFER—Section 11—"The Merger Agreement; Other Agreements"
  THE TENDER OFFER—Section 12—"Purpose of the Offer and the Merger; No Stockholder Approval; Plans for ReachLocal"
  THE TENDER OFFER—Section 14—"Conditions to the Offer"
  THE TENDER OFFER—Section 16—"Certain Legal Matters; Regulatory Approvals; Appraisal Rights."

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)–(b)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 8—"Certain Information Concerning ReachLocal"
  THE TENDER OFFER—Section 9—"Certain Information Concerning Gannett and the Purchaser"
  THE TENDER OFFER—Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"
  THE TENDER OFFER—Section 11—"The Merger Agreement; Other Agreements"
  THE TENDER OFFER—Section 12—"Purpose of the Offer and the Merger; No Stockholder Approval; Plans for ReachLocal."

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (c)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  INTRODUCTION
  THE TENDER OFFER—Section 7—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations"
  THE TENDER OFFER—Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"
  THE TENDER OFFER—Section 11—"The Merger Agreement; Other Agreements"
  THE TENDER OFFER—Section 12—"Purpose of the Offer and the Merger; No Stockholder Approval; Plans for ReachLocal"
  THE TENDER OFFER—Section 15—"Dividends and Distributions."

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)–(b)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 11—"The Merger Agreement; Other Agreements"
  THE TENDER OFFER—Section 13—"Source and Amount of Funds."

        (d)   Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)–(b)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  INTRODUCTION
  THE TENDER OFFER—Section 9—"Certain Information Concerning Gannett and the Purchaser"
  THE TENDER OFFER—Section 11—"The Merger Agreement; Other Agreements"
  THE TENDER OFFER—Section 12—"Purpose of the Offer and the Merger; No Stockholder Approval; Plans for ReachLocal."

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 3—"Procedures for Tendering Shares"
  THE TENDER OFFER—Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"
  THE TENDER OFFER—Section 17—"Fees and Expenses."

ITEM 10.    FINANCIAL STATEMENTS.

        Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

  •
  the consideration offered consists solely of cash;

  •
  the Offer is not subject to any financing condition; and

  •
  the Offer is for all outstanding securities of the subject class.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 9—"Certain Information Concerning Gannett and the Purchaser"
  THE TENDER OFFER—Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"
  THE TENDER OFFER—Section 11—"The Merger Agreement; Other Agreements"
  THE TENDER OFFER—Section 12—"Purpose of the Offer and the Merger; No Stockholder Approval; Plans for ReachLocal."

        (a)(2)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 14—"Conditions to the Offer"
  THE TENDER OFFER—Section 16—"Certain Legal Matters; Regulatory Approvals; Appraisal Rights."

        (a)(3)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 14—"Conditions to the Offer"
  THE TENDER OFFER—Section 16—"Certain Legal Matters; Regulatory Approvals; Appraisal Rights."

        (a)(4)  The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 7—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations" is incorporated herein by reference.

        (a)(5)  Not applicable.

        (c)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 11, 2016
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary Advertisement, published July 11, 2016 in USA Today
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	News Release issued by Gannett on June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gannett on June 27, 2016)
(a)(5)(B)	Email Announcement to Gannett Employees distributed by Gannett on June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Gannett on June 27, 2016)
(a)(5)(C)	Edited Transcript of Video Broadcast to ReachLocal Employees distributed by Gannett on June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Gannett on June 28, 2016)
(b)	Not applicable

Exhibit No.	Description
(d)(1)	Agreement and Plan of Merger, dated June 27, 2016, by and among Gannett, Purchaser and ReachLocal (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gannett on June 27, 2016)
(d)(2)
Tender and Support Agreement, dated June 27, 2016, by and between Gannett, Purchaser and each of the stockholders named therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Gannett on June 27, 2016)
(d)(3)	Confidentiality Agreement, dated February 19, 2016, by and between ReachLocal and Gannett
(g)	Not applicable
(h)	Not applicable

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016

RAPTOR MERGER SUB, INC.
By:	/s/ Barbara W. Wall
	Name:	Barbara W. Wall
	Title:	Vice President
GANNETT CO., INC.
By:	/s/ Barbara W. Wall
	Name:	Barbara W. Wall
	Title:	Senior Vice President and Chief Legal Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 11, 2016
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary Advertisement, published July 11, 2016 in USA Today
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	News Release issued by Gannett on June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gannett on June 27, 2016)
(a)(5)(B)	Email Announcement to Gannett Employees distributed by Gannett on June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Gannett on June 27, 2016)
(a)(5)(C)	Edited Transcript of Video Broadcast to ReachLocal Employees distributed by Gannett on June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Gannett on June 28, 2016)
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated June 27, 2016, by and among Gannett, Purchaser and ReachLocal (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gannett on June 27, 2016)
(d)(2)
Tender and Support Agreement, dated June 27, 2016, by and between Gannett, Purchaser and each of the stockholders named therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Gannett on June 27, 2016)
(d)(3)	Confidentiality Agreement, dated February 19, 2016, by and between ReachLocal and Gannett
(g)	Not applicable
(h)	Not applicable

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX